LETTER TO SHAREHOLDERS

 (All dollar amounts in Canadian dollars unless otherwise indicated)

I am pleased to report that the first quarter of 2007 was another during which your Company made significant positive progress in the development of its 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, British Columbia (“BC”).

The year and the quarter began well with the announcement (on January 9, 2007) that a Letter of Intent (LOI) had been signed with Teck Cominco Ltd. (“Teck”) to acquire surface rights to more than 4000 acres of land, encompassing the New Afton Project. This land is located within the Company’s mineral claims and encompasses all of the land south of the Trans-Canada Highway which covers the site for the proposed development of the New Afton Project into an underground mine.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake.  The LOI also covers the acquisition, by New Gold, of the water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.  This pipeline previously supplied all required water for the past operations at the old Afton site.  The majority of the land is fee simple, meaning that, upon completion of the acquisition, New Gold will own the land outright.  The remainder (which overlies the location of most of the surface facilities for the proposed New Afton mine development) is Crown land currently held by a Teck subsidiary as a grazing lease.  Upon completion of the acquisition, this leased land will be held by New Gold.  New Gold and Teck are currently working towards the completion of a definitive agreement to complete the transaction.

Acquisition of these surface rights was an important step in moving the New Afton Project forward to development.  To complete this acquisition New Gold will pay Teck CDN$10 million upon closing, with an additional CDN$6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the New Afton Copper-Gold Project, which New Gold has the option to repurchase for CDN$12 million.

In early January we filed an application with the Ministry of Energy, Mines and Petroleum Resources of BC, for a Permit to develop the New Afton Project into a new underground mine.  This application was made under the Mines Act (BC), and is for the approval of both the Mine Plan and Reclamation Program.  The Mines Act review and approval process is administered through the multi-agency South-Central Mine Development Review Committee (“SCMDRC”) which is responsible for coordinating the permitting requirements of its member agencies. As part of this application, presentations were made to the local First Nations, and to the public.  The Company is currently completing its response to any technical questions raised by SCMDRC, and the

Government of BC is conducting its First Nations’ consultations.  Once this process has been satisfactorily completed, the SCMDRC will prepare a recommendation report for submission to the Chief Inspector of Mines for a permit decision.  The Company hopes this can be obtained before the end of Q2, 2007.  Any additional permits which are required as project construction moves forward, will be applied for as necessary.

On March 20, 2007 we were pleased to announce a new inferred resource for the C Zone mineralization whose discovery at depth, below the Main Zone had previously been announced on November 8, 2006.  The new resource contains approximately 8 million tonnes (at a $10 cut-off) grading 0.96% Cu and 0.88g/t Au, is present to a depth of up to 1.1 kilometers below surface, and is open at depth.  We believe our ability to continue to outline new mineralization and add to the resource base at the New Afton Project supports our belief in its long term potential.  Consequently we will continue to explore for additional extensions of this mineralization at depth.

At the New Afton Project, work was largely focused on constructing a more permanent pit access road in order to provide access for the mining contractor - Cementation Canada Inc. (Cementation) to commence the underground development required to develop the New Afton Project into a mine.  Subsequent to quarter end the pit access road was completed and Cementation commenced the initial phase of the underground development.

Immediately subsequent to quarter end (on April 2, 2007) New Gold announced the long-awaited results of the Feasibility Study (“FS”) for the New Afton Project.  The FS indicated the potential to develop the project into one of Canada’s largest underground metals mines and one of its lowest cost Au producers (when taking Cu revenue as a bi-product credit) over a 12 year mine life, with production commencing in 2009.  At full production rate (of 4 million tonnes per year) the mine could produce up to 100,000 ounces of Au and 84 million pounds of Cu.  Initial capital expenditures to commence production at 1.6 million tonnes per year, was forecast at US$268 million, with additional capital expenditure requirements over the life of the mine of US$215 million, which included US$137 million to expand the mine (over 2 years) to its full production rate.  Using the 3 year trailing prices of US$2.01 per pound for Cu, and US$487 per ounce for Au, the mine would generate an average pre-tax operating cash flow, at full production rate, of US$108 million per year, and 0% and 5% discounted NPV’s of, respectively, US$614 million and US$266 million.

The Company views the results of the FS as a very good starting point and is now examining a number of areas where it can potentially be optimized, which include the following:-

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A quicker expansion to the full 4 million tonnes per year rate in order to generate maximum possible cash flow as quickly as possible.

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Optimize cave draw schedule to mine higher grade material as early as possible.

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Potential extraction of the resources below the currently anticipated block cave outlines using sub-level caving, which can more suitably be applied towards the extraction of the mineralization as it narrows at depth.  This would extend the mine life beyond the currently forecast 12 years.

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Conversion of the Inferred resources of the C Zone through additional drilling to Measured and/or Indicated classification, which could then potentially add additional life and/or operating flexibility to the operation

The Company has sufficient cash on hand ($57 million) to commence the underground development, and has ordered the longer lead time items (principally the SAG mill) to ensure that the current fast track project timetable is still attainable.  However, significant additional funds will have to be secured in order to ensure that the mine development can be completed.  Possible sources include bank or public debt, issuance of common shares, debt potentially convertible into equity, or some combination thereof.  The task of securing the necessary funds is a primary focus of New Gold’s management.  The Company’s capital structure continues to be one of our strengths, as we have maintained a low share count with only 24.2 million shares outstanding and 30.6 million shares fully diluted.

In closing I would once more like to thank all our shareholders for their continued support, and all of our management, directors and employees who are working very hard towards the goal of developing the project into a new underground mine and creation of shareholder value.  I would like to make particular mention of the efforts of our Chief Operating Officer, Kevin Ross, and his team at the New Afton Project, as they maintained an extremely high level of effort throughout the year in order to keep the project on schedule.  I look forward to being able to report further progress at the end of the next quarter.

On behalf of the board of directors,

Chris J. Bradbrook

President and CEO

New Gold Inc.

May 7, 2007

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